UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. ___) *

Good Gaming, Inc.

(Name of issuer)

Common Stock. $0.001 value per share

(Title of class of securities)

382090108

(CUSIP number)

July 5, 2017

(Date of Event Which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l (b)

☒	Rule 13d-l(c)

☐	Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 382090108	13G	Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). ICONIC HOLDINGS, LLC. EIN: 46-1376153
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Reporting Person With:	5.	Sole Voting Power 199,387*
	6.	Shared Voting Power
	7.	Sole Dispositive Power 199,387*
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,387*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. 9.99%*	Percent of Class Represented by Amount in Row (9)
12. CO	Type of Reporting Person (See Instructions)

FOOTNOTES

*Iconic has rights, under a Convertible Promissory Note, to own an aggregate number of shares of the Issuer’s common stock, which, except for a contractual cap on the amount of outstanding shares of the Issuer’s common stock that Iconic may own, could exceed such a cap. Iconic’s ownership cap is 9.99%. Thus, the number of shares of the Issuer’s common stock beneficially owned by Iconic as of the date of this filing was 199,387* shares, as calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, which is 9.99% of the 1,995,861 shares that were outstanding on that date.

CUSIP No. 382090108	13G	Page 3 of 5 Pages

Item 1	(a) Name of lssuer:

Good Gaming, Inc.

(b)  Address Of Issuer's Principal Executive Offices:

2130 N. Lincoln Park West. Suite 8N, Chicago, IL 60614

Item 2	(a) Name of Person Filing:

ICONIC HOLDINGS, LLC.

(b)  Address of Principal Business Office, or, if none, Residence:

2251 San Diego Avenue, Suite B150, San Diego CA 92110

(c)  Citizenship:

Delaware

(d)  Title of Class of Securities:

Common Stock, $0.001 value per share

(e) Cusip Number:

382090108

Item 3	If this statement is filed pursuant to §240.13d-I(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C, 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C.80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group in accordance with §240.13d-l(b)(ii)(J).

CUSIP No. 382090108	13G	Page 4 of 5 Pages

Item 4	Ownership

(a)	Amount beneficially owned 199,387*

(b)	Percent of class: 9.99%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 199,387*
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of 199,387*
(iv)	Shared power to dispose or to direct the disposition of

*Iconic has rights, under a Convertible Promissory Note, to own an aggregate number of shares of the Issuer’s common stock, which, except for a contractual cap on the amount of outstanding shares of the Issuer’s common stock that Iconic may own, could exceed such a cap. Iconic’s ownership cap is 9.99%. Thus, the number of shares of the Issuer’s common stock beneficially owned by Iconic as of the date of this filing was 199,387* shares, as calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, which is 9.99% of the 1,995,861 shares that were outstanding on that date.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8	Identification and Classification of Members of The Group

Item 9	Notice of Dissolution of Group

Item 10	Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-l (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-l(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 382090108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2017
Date

/s/ Michael Sobeck
Signature

Michael Sobeck, Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)